

January 27, 2014

Via E-mail
Mr. Stephen C. Larkin
Chief Executive Officer
Bayou City Exploration, Inc.
632 Adams Street, Suite 700
Bowling Green, KY 42101

> **Re: Bayou City Exploration, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed by Bayou City Exploration, Inc., Stephen C. Larkin et al.**
> **Filed January 14, 2014**
> **File No. 005-81648**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed January 14, 2014**
> **File No. 000-27443**

Dear Mr. Larkin:

We have reviewed your filings and have the following comments.

Revised Preliminary Information Statement on Schedule 14C

Filing persons, page 9

1.   Please make the disclosures required by Item 1003(c)(3) and (4) of Regulation M-A regarding the company. See Item 1003(b) of Regulation M-A.

Net Book Value per Share of Our Shares, page 34

2.   We note your disclosure that net book value per share as of September 30, 2013 was $2.05, and $2.26 as adjusted to reflect the Reverse/Forward Stock Split. Please disclose how the board of directors considered this information in determining that the per share consideration constitutes fair value. See Instruction 2(iii) to Item 1014 of Regulation M-A.

Trading Market and Price of our Common Stock and Dividend Policy, page 35

3.   Please update this table as of the most recent practicable date. We also continue to question why you have disclosed high and low bid quotations, rather than high and low

sales prices. The latter must be provided when there is a "principal market," such as the OTCQB. See Item 1002(c) of Regulation M-A.

<u>Security Ownership of Certain Beneficial Owners and Management, page 35</u>

4.   Please update this table as of the most recent practicable date.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Lawrence B. Mandala, Esq.
        Munck Wilson Mandala, LLP